UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934.

(Amendment No. 1)

THERAGENICS CORPORATION®
(Name of Filing Persons (Issuer and Offeror))

Common Stock, $0.01 par value
(Title of Class of Securities)

883375107
(CUSIP Number of Class of Securities)

M. Christine Jacobs
Chief Executive Officer
Theragenics Corporation
5203 Bristol Industrial Way
Buford, Georgia 30518
(770) 271-0233
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Rick Miller
Eliot Robinson
Bryan Cave LLP
1201 W. Peachtree St., 16th Floor
Atlanta, Georgia 30309
Tel: (404) 572-6600

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$10,000,000	$1,146.00

*
Estimated solely for purposes of calculating the filing fee pursuant to Rules 0-11 under the Securities Exchange Act of 1934, as amended, based on the dollar amount to be used in the purchase of shares in the tender offer described in this Schedule TO.

**
Previously Paid.  The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $114.60 per million of the aggregate amount of transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,146.00
Form or Registration No.:	Schedule TO
Filing Party:	Theragenics Corporation
Date Filed:	June 12, 2012
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) originally filed with the United States Securities and Exchange Commission by Theragenics Corporation (“Theragenics” or the “Company”) on June 12, 2012, in connection with the Company’s offer to purchase shares of its common stock, par value $0.01, for an aggregate purchase price of up to $10 million, at a price not less than $2.00 or greater than $2.40 per share, to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase.

This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended. All information in the Offer, including all schedules and annexes thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided for herein.  Page numbers refer to the pagination set forth in the Company’s EDGAR filing of the Schedule TO on June 12, 2012.

Items 1 through 11. Summary Term Sheet; Subject Company Information; Identity and Background of Filing Person; Terms of the Transaction; Past Contacts, Transactions, Negotiations and Agreements; Purposes of the Transaction and Plans or Proposals; Source and Amount of Funds or Other Consideration; Interest in Securities of the Subject Company; Persons/Assets, Retained, Employed, Compensated or Used; Financial Statements; and Additional Information, to the extent they incorporate by reference information contained in the Offer to Purchase and the Letter of Transmittal, are hereby amended as follows:

(1)	The following sections of the Offer to Purchase are hereby amended as follows:

(a)	in the section of the Offer to Purchase captioned “IMPORTANT PROCEDURES,” the first sentence of the penultimate paragraph on page iv is hereby amended and restated as follows:

We are not making this Offer to, and will not accept any tendered shares from, stockholders in any jurisdiction where it would be illegal to do so, provided that Theragenics will comply with the requirements of Rule 13e-4(f)(8) promulgated under the Exchange Act.

(b)	in the section of the Offer to Purchase captioned “17. Miscellaneous,” the third sentence of the first paragraph on page 39 is hereby amended and restated as follows:

If, after good faith effort, we cannot comply with the applicable law, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of shares residing in that jurisdiction, provided that we will comply with the requirements of Rule 13e-4(f)(8) under the Exchange Act.

(2)	The following sections of the Offer to Purchase are hereby amended as follows:

(a)
in the section of the Offer to Purchase captioned “1. Number of Shares; Proration; Odd Lots,” in the paragraph beginning with the heading “Proration,” the first paragraph on page 14, beginning with “Because of the potential difficulty,” is hereby amended and restated as follows:

Because of the potential difficulty in determining the number of shares properly tendered and not properly withdrawn, including shares tendered by guaranteed delivery procedures as described in Section 3, and because of the conditional tender procedures described in Section 6, we may not be able to announce the final proration percentage or commence payment for any shares purchased under the Offer immediately following the expiration of the Offer.  We anticipate announcing the preliminary results of any proration by press release within one business day of the expiration date.  Stockholders may obtain preliminary proration information from the information agent and may be able to obtain this information from their brokers.  We will determine the proration factor and pay for those tendered shares accepted for payment promptly after the expiration date.

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(b)
in the section of the Offer to Purchase captioned “5. Purchase of Shares and Payment of Purchase Price,” the first paragraph on page 25, beginning with “In the event of proration,” is hereby amended and restated as follows:

In the event of proration, we do not expect to be able to announce the final results of any such proration immediately following expiration of the Offer.  However, we will determine the proration factor and pay for those tendered shares accepted for payment promptly after the expiration date.

(3)
The following sections of the Offer to Purchase, the Letter of Transmittal and related tender offer documents are hereby amended by appending the phrase “subject to the rights of stockholders to challenge such determination in a court of competent jurisdiction” to the end of each of the following sentences:

(a)
in the section of the Offer to Purchase captioned “3. Procedures for Tendering Shares,” the second sentence and the seventh sentence in the paragraph under the heading “Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects” on page 20;

(b)	in the section of the Offer to Purchase captioned “4. Withdrawal Rights,” the second sentence in the fourth paragraph on page 23; and

(c)
in the section of the Letter of Transmittal captioned “INSTRUCTIONS FORMING PART OF THE TERMS AND CONDITIONS OF OUR OFFER,” the second and seventh sentence of instruction number 9 under the heading “Irregularities” on page 11.

(4)	The section of the Offer to Purchase captioned “7. Conditions of the Offer” is hereby amended as follows:

(a)	in paragraph (a) on page 26, the word “threatened” is hereby deleted;

(b)	paragraph (b) on page 26 is hereby amended and restated to read in its entirety as follows:

(b)
there shall have been any action pending or taken, or any announcement of approval withheld, or any statute, rule or regulation enacted, entered, amended, or publicly announced to be invoked, proposed, sought, promulgated, enforced or deemed to be applicable to the Offer or us or any of our subsidiaries, by any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, in our reasonable judgment, would directly or indirectly result in any of the consequences referred to in clause (i) or (ii) of paragraph (a) above;

(c)	the text of paragraph (f) on page 27 is hereby deleted and replaced with “[intentionally omitted]”;

(d)	paragraph (g) on page 27 is hereby amended and restated to read in its entirety as follows:

(g)
any change or event occurs or is discovered relating to our business, general affairs, management, financial position, stockholders equity, income, results of operations, condition (financial or otherwise), operations or prospects or in ownership of our shares, which, in our reasonable judgment would have, a material adverse effect on our business, condition (financial or otherwise), income, operations or prospects or that of our subsidiaries, taken as a whole, or on the trading of our shares; provided that notwithstanding the foregoing, the Offer is not conditioned on the receipt of financing.

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(5)
The section of the Offer to Purchase captioned “7. Conditions of the Offer” is hereby amended to delete the parenthetical phrase “(including our action or inaction)” on page 28 from the last paragraph thereof.

[The Remainder of This Page Has Been Intentionally Left Blank]

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Theragenics Corporation

Dated: June 22, 2012	By:	/s/ M. Christine Jacobs
Name: M. Christine Jacobs
Title: Chief Executive Officer

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